GP INVESTMENTS ACQUISITION CORP.
150 E. 52nd Street, Suite 5003
New York, NY 10022

September 7, 2017

VIA EDGAR SUBMISSION

Mara L. Ransom
Assistant Director
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	GP Investments Acquisition Corp.

Registration Statement on Form S-4 Filed on June 30, 2017, as amended

File No. 333-219101

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GP Investments Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to September 8, 2017, at 12:00 p.m. (Eastern time), or as soon as practicable thereafter. We request that we be notified of such effectiveness by a telephone call to our counsel, Timothy M. Fesenmyer, at 212 735 2854, and that such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Respectfully submitted,

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
Antonio Bonchristiano
Chief Executive Officer